SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FAB Universal Corp.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

302771 100

(CUSIP Number)

Branden T. Burningham

455 East 500 South, Suite #205

Salt Lake City, UT 84111

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  ZHANG HONGCHENG

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  OO

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     People’s Republic of China

NUMBER OF SHARES                        7. SOLE VOTING POWER: 2,332,200 shares.

BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0 shares.

BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 2,332,200 shares.

                                                             10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,332,200 common shares held directly.  An additional 17,932,567 shares of common stock may become issuable through the conversion of up to 188 shares of Series B Convertible Preferred stock held by Mr. Zhang, in three tranches upon the achievement of certain milestones, as reported in Item 3.02 of the issuer’s Current Report on Form 8-K dated September 26, 2012, and filed with the Securities and Exchange Commission on September 28, 2012.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

The 17,932,567 common shares that may become issuable upon the achievement of certain milestones and the conversion of the issuer’s Series B Convertible Preferred Stock are excluded in the numerical and percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  FAB Universal Corp., a Colorado corporation (the “Company”), 5001 Baum Blvd., Suite 770, Pittsburgh, PA  15213.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Zhang Hongcheng.

(b)        Address: 22 F, Wanshang Tower, No. 22, Shijingshan Road, Shijingshan District, Beijing, China 100043

(c)        Principal Occupation:  Mr. Zhang is currently a director of Digital Entertainment International Ltd. and the Chairman of the Board of the Company.

(d)        During the last five years, Mr. Zhang has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Zhang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        People’s Republic of China

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Zhang acquired 2,332,200 shares pursuant to the terms of a Share Exchange Agreement dated April 5, 2012, which was closed on September 26, 2012, as disclosed in the Company’s Current Report on Form 8-K dated September 26, 2012, and filed with the Securities and Exchange Commission on September 28, 2012.

Item 4.  Purpose of Transaction.

Mr. Zhang acquired 1,332,200 “unregistered” and “restricted” shares of common stock and 188 “unregistered” and “restricted” shares of Series B Convertible Preferred Stock pursuant to the terms of the Share Exchange Agreement.  The shares are held for investment.

In connection with the Agreement, Mr. Zhang was appointed to serve as the Chairman of the Board of Directors of the Company.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially owned.  As of the date hereof, Mr. Zhang owns 2,332,200 shares of the Company’s common stock directly (approximately 11.1% of the issuer’s common stock).

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 2,332,200 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 2,332,200 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

Share Exchange Agreement dated April 5, 2012.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2012                                                                /s/  Zhang Hongcheng

                                                                                                      Zhang Hongcheng